Exhibit 99.412

Join Nextech AR For a Proactive Livestream Event on February 23, 2022

Get a First Look At it’s Metaverse Suite and Hear What’s Happening in The 3D Modeling Industry

VANCOUVER, B.C., Canada – February 18, 2022 - Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a Metaverse Company and leading provider of augmented reality (“AR”) experience technologies and services is pleased to invite you to a Proactive Live event hosted by Steve Darling, featuring:

●	Evan Gappelberg, CEO,

●	Adrian Hinrichsen, SVP Business Development & Global Head of Digital Sales

●	Brynne Kennedy, Director of UX/UI Product Design

This special Livestream event will showcase Nextech’s Metaverse Suite and update investors on the 3D modeling industry.

Livestream Details

Date: Wednesday, Feb 23, 2022

Time: 1:00 PM Eastern Time (US and Canada)

Topic: Nextech’s Metaverse Suite, the state of the 3D modeling industry and business opportunities, including ARitize 3D, ARitize CAD, ARitize Swirl as well as all of the latest 3D model, hologram and spatial mapping apps.

Register here: https://zoom.us/webinar/register/WN_bcYw8hPjRJODQJ44T_Z-LQ

After registering, you will receive a confirmation email containing information about joining the livestream.

ARitize Metaverse Suite

Formerly “ARitize Metaverse Studio”, and originally announced in November 2021 ARitize Metaverse Suite is a SaaS Metaverse Studio SDK (Software Development Kit). It uses robust mapping technologies for location persistent AR experiences, enabling its customers to create their own metaverses. Nextech’s customers can access all their 3D assets, compose AR experiences, and publish them into the Metaverse in any format. In ARitize Metaverse Suite, customers can manage 3D/AR content and point cloud maps, which are used for localization. It also gives users the ability to update these point cloud maps and 3D/AR content in their application in real-time. ARitize Metaverse Suite will assist in managing and creating mini-metaverse environments such as shopping malls, airports, museums, university campuses, and more.

ARitize 3D

Nextech’s patent-pending technology that leverages Artificial Intelligence (AI) to enhance the building of quality 3D models from simple 2D photos at scale for ecommerce websites. ARitize 3D is a disruptive end-to-end solution for the Augmented Reality (“AR”) industry. Through a simple JavaScript tag integration, product photos are automatically onboarded, and 3D models are created for each product and then hosted on ARitize 3D’s cloud. Learn More

ARitize CAD

Nextech’s patent pending technology, enabling the conversion of CAD files into 3D AR models at scale. CAD is a function of product engineering. Industrial designers, working for product manufacturers, use CAD software (e.g., AutoCAD, SolidWorks, etc.) to design many of the products in the modern world. Learn More

ARitize Swirl

An ARitize Swirl is a swirling (rotating) 3D asset on the header or page of an ecommerce website. In a few simple steps, any customer can create a fully interactive ARitize Swirl 3D/AR banner using their existing 3D models, and embed them into their ecommerce website to create 6X higher purchase intent, increase conversions and click-through rates. The ARitize Swirl self-serve creator tool is an upsell opportunity for existing ARitize 3D clients, and allows for the creation and management of 3D and AR banners for their ecommerce websites, highlighting the products that clients wish to promote. All of the client’s ARitize 3D models are accessible through this platform. Existing 3D models, generated through ARitize 3D, are made available to be searched by title or SKU. Custom dimensions can be entered, or set dimensions can be selected from a list of presets. Unique backgrounds can be uploaded by users, or premade template backgrounds can be selected from an image library. ARitize Swirls can be previewed and reviewed before publishing, and embed codes are automatically generated once an ARitize Swirl is published, and can be copied and pasted onto the user’s ecommerce site. Banners can also be managed, edited, and archived on the self-serve platform, giving users ultimately flexibility when it comes to their Swirls.

View a video showcasing ARitize Swirl - click here

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

On behalf of the Board of Nextech AR Solutions Corp.
Evan Gappelberg
CEO and Director
info@nextechar.com
866-274-8493

For further information, please contact:

Investor Relations Contact

Lindsay Betts
investor.relations@Nextechar.com
866-ARITIZE (274-8493) Ext 7201

About Nextech AR

Nextech AR Solutions is a Metaverse company that develops and operates augmented reality (“AR”) platforms, transporting three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions for the Metaverse, however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The CSE and the NEO have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the completion of the transaction are subject to known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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